August 7, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folake Ayoola, Senior Counsel Office of Real Estate and Commodities Division of Corporation Finance

Re:	PHI Group, Inc. Withdrawal of Registration Statement on Form S-1 Filed on April 3, 2017 File No. 333-217120

Ladies and Gentlemen:

On behalf of PHI Group, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-217120), as filed with the Securities and Exchange Commission (“Commission”) on April 3, 2017 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement in order to file a new one to replace the current Registration Statement, following our responses to the comment letter dated May 1, 2017 by the Commission. The Registration Statement filed on April 3, 2017 has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Should you have any questions regarding this request for withdrawal, please contact Christopher Dieterich of Dieterich & Associates LLP by telephone at (310) 312-6888 and/or email at venturelaw@gmail.com.

Very truly yours,

/s/ Henry D. Fahman
Henry D. Fahman
Chief Executive Officer

Cc (via email):

Christopher Dieterich, Esq.